[Letterhead of Sutherland Asbill & Brennan LLP]
October 12, 2009
VIA E-MAIL AND EDGAR
Mr. Kevin Rupert
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Preliminary Merger Proxy Statement/Prospectus on Form N-14 (File No. 333-161764) (the “Form N-14”) filed on September 4, 2009
Dear Mr. Rupert
     We are submitting this letter to respond to accounting comments orally issued by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on October 8, 2009 regarding the Form N-14, which includes the preliminary merger proxy statement of Patriot Capital Funding, Inc. (“Patriot”) therein, filed by Prospect Capital Corporation (“Prospect”) with the SEC on September 4, 2009 in connection with the proposed merger of Patriot with and into Prospect. The Staff’s comments are set forth below in italics and are followed by the responses of Prospect and/or Patriot. References to the Form N-14 contained herein are to the pre-effective amendment no. 1 thereto that has been filed with the SEC on the date hereof.
Comment:
1.	Please include a pro forma condensed consolidated schedule of investments in the Form N-14.
Response: We have included a Pro Forma condensed consolidated schedule of investments in Amendment No. 1 to the registration statement on Form N-14, as requested.
Comment:
2.	We refer to the second oral comment that we issued to you on September 25, 2009 and note your response thereto. Please clarify whether the annualized fee is greater than the actual income investment fee paid by Prospect during the fiscal year ended June 30, 2008 in both absolute and percentage terms.

Mr. Kevin Rupert
October 12, 2009

Response: We confirm that the annualized fee paid by Prospect during the fiscal year ended June 30, 2008 was greater, in both absolute and percentage terms, than the actual income investment fee.
Comment:
3.	We refer to the third oral comment that we issued to you on September 25, 2009. We note that your response to the comment assumes that the entire amount of the 5% annual return would constitute ordinary income. As a result, because the assumed 5% annual return is significantly below the hurdle rate of 7% (annualized) that must be achieved under the investment advisory agreement with Prospect’s investment adviser, you have further assumed that no income-based incentive fee would be payable if Prospect realized a 5% annual return on its investments. We do not believe that this assumption is appropriate. Please revise the “Example” table assuming that some portion of the 5% annual return would constitute realized capital gains.
Response: We have revised the disclosure accompanying the “Example” table in the “Comparative Fees and Expense Ratios” section of Amendment No. 1 to the registration statement on Form N-14, as requested.
Comment:
4.	We refer to the fifth oral comment that we issued to you on September 25, 2009. In connection therewith, please also indicate where the combined assets of Patriot and Prospect fall within the fair value hierarchy set forth in Statement of Financial Accounting Standards, No. 157, Fair Value Measurements. In addition, please add disclosure to the accompanying explanatory notes to the pro forma condensed consolidated financial statements identifying Prospect’s consolidated subsidiaries.
Response: We have added disclosure under Note 1 to the Pro Forma Condensed Consolidated Financial Statements to indicate that substantially all of the investments held by Prospect and Patriot are Level 3 assets under the fair value heirarchy set forth in SFAS No. 157. In addition, we have added disclosure under “Note 1. Organization” to the Consolidated Financial Statements to identify Prospect Capital Funding, LLC, as a wholly-owned subsidiary of Prospect.
Comment:
5.	We refer to the eighth oral comment that we issued to you on September 25, 2009 and your response thereto. Please include the substance of your response thereto in an appropriate location in the Form N-14.
Response: We have included disclosure under Note 1 to the Pro Forma Condensed Consolidated Financial Statements to indicate that, following the merger, Prospect does

Mr. Kevin Rupert
October 12, 2009

not anticipate any realignment of the portfolio other than in connection with repayments by borrowers.
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     If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, Rick Prins of Skadden Arps Slate Meagher Flom LLP at (212) 735-2790 or Harry S. Pangas of Sutherland Asbill & Brennan LLP at (202) 383-0805.

Sincerely,
/s/ Steven B. Boehm
Steven B. Boehm